April 21, 2008

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C.  20549

RE:         Equifax Inc.

                                                Form 10-K for Fiscal Year Ended December 31, 2007

                                                Filed February 27, 2008

                                                File No. 001-06605

Dear Mr. Spirgel:

This letter sets forth our responses to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in your letter to us dated March 24, 2008.

The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1.  Business, page 2

1.               In future filings, discuss the nature and extent of your relationship with the third party data compilers who provide information for your Direct Marketing Services and the over 1,600 organizations that provide payroll data for TALX services.

Response:  In future filings, we will provide further information regarding the nature and extent of our relationships with third party data compilers who provide information for our Direct Marketing Services business and the organizations that provide payroll data to our TALX segment, as follows (changes are highlighted in bold):

“Direct Marketing Services (DMS)

Our DMS products enable customers to target specifically defined market segments and individuals based on individual consumer demographic characteristics; design more effective and economically-efficient marketing campaigns; facilitate improved direct mail response; and increase customer loyalty.  We offer this information in the form of a list of consumers having specific attributes for ease of use by our customers.  These lists categorize consumers based on meeting certain characteristics, interests or demographic attributes (e.g., those having recently acquired a new home).  Much of the information used in these products is purchased or licensed from third parties under contracts which generally have one to three year terms.  We compile the remainder of the data that we use from public record sources and information that is gathered from consumers directly through voluntary data submissions to us, an example of which is product registration cards.  Since the purchased or licensed data is obtained from public sources or other lists containing data that is generally available from multiple sources, in the event that a termination of one or more of these contracts occurs, we believe we could readily acquire the data from other sources. The information in our DMS products is generally less regulated and restricted than the credit information that we maintain.”

“TALX – The Work Number (TWN) Services

We compile in our TWN database payroll data obtained from over 1,600 companies, including over half of the Fortune 500.  This data is updated on a regular basis as employers transmit data electronically directly to us each payroll period.  Employers contract to provide this data to us for specified periods under the terms of contracts which range from one to five year terms.  We use this data to provide employment and income verifications to third-party verifiers; the fees we charge for these services are generally per transaction.  After the expiration of the applicable contract, absent renewal by mutual agreement of the parties, we generally do not have any further right to use the employment data we obtained pursuant to the contract.  We have not experienced significant turnover in the employer contributors to the TWN database because we generally do not charge them to add their employment data to the database and the verification service we offer relieves them of the administrative burden and expense of responding to third party employment verification requests.”

North America Commercial Solutions, page 7

2.               In future filings, describe your ownership and/or control of the Small Business Financial Exchange, Inc. (SBFE) database.  We note the statement on page 7 that you manage the database with the “owners” of the data.  We also note your statement on pages 10 and 11 that you own or “control” such data.  Please also discuss your ability to use such data when the agreement terminates in 2012.

Response:  In future filings, we will provide additional information regarding our ownership and/or control of the Small Business Financial Exchange, Inc. (SBFE) database as follows (changes are highlighted in bold):

“North American Commercial Solutions

Our Commercial Solutions products are derived from databases of credit, financial and marketing information regarding businesses in the U.S. and Canada. The business records included in the U.S. credit database have been developed primarily as a part of the Small Business Financial Exchange, Inc., or SBFE. SBFE members, which include a number of commercial lending financial institutions, contribute their data to the member-owned SBFE database which we exclusively manage.  Our contract with the SBFE to manage this database was renewed in 2007 and is scheduled to expire in 2012 unless renewed by mutual agreement of the parties.  The information comprising the database is generally not owned by us, and the participating organizations could discontinue contributing information to the database or our management contract may not be renewed; however, we believe that an event is unlikely because contributors to the database use the aggregated information in the database to conduct their business and we have a good working relationship with the SBFE members as one of the original founders of this database.

Other databases we have compiled include loan, credit card, public records and leasing history data, as well as trade accounts receivable performance. In 2007, we further enhanced the depth of the database by adding Secretary of State and SEC registration information. We also offer scoring and analytical services, provided in an online format to customers obtaining a commercial credit report, that provide additional information to help mitigate the credit risk assumed by our customers. We also have a database which links approximately 35 million commercial demographic data records from around the world to build corporate family structures for enterprise visibility of customers and suppliers.”

Technology and Intellectual Property, page 10

3.               In future filings, identify the duration of the Equifax trademark.  See Item 101(c) of Regulation S-K.  Also clarify the duration(s) of the licenses from Fair Isaac Corporation and, if material, disclose any early termination provisions in such licenses or your license from Seisint, Inc.

Response:  In future filings, we will clarify that, depending upon the jurisdiction, our trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic.  Registrations of trademarks can generally be renewed for additional ten year terms indefinitely as long as the trademarks are in use.  Subject to our renewal rights, which we intend to exercise, our trademarks which use the Equifax name currently have expiration dates ranging from August 4, 2008 to August 3, 2016.

Also, as it relates to the licenses from Fair Isaac Corporation and Seisint, Inc. we will provide additional disclosure by revising the existing disclosure as follows:  “These licenses have ten-year terms that began in 2002; may be renewed on an annual basis thereafter; and do not contain early termination provisions except for standard provisions providing the right to terminate in the event of breach by other party.”

Item 5.  Market for the Registrant’s Common Equity…, page 26

4.               In future filings, provide the disclosure graph required by Item 201(e) of Regulation S-K.

Response:  As permitted by Instruction 7 to Item 201(e), we have provided our common stock cumulative total return and peer index stock performance return disclosure graph on page 12 of our Annual Report to Shareholders for the year ended December 31, 2007.

Consolidated Financial Statements

2.  Acquisitions

Purchase Price Allocation, page 72

5.               We note on page 72 that you are amortizing the acquired customer relationships over a weighted average useful life of 20.8 years.  In the prior year, customer relationships had a weighted average useful life of 7.0 years.  Tell us your basis for the weighted average useful life of 20.8 years.  Also, tell us your basis for the weighted average useful lives of 6.0 for the proprietary database.

Response:  The 2007 acquired customer relationships have a longer weighted average useful life than 2006 because of the specific differences in expected customer lives, which are consistent with differences in actual customer attrition experience, of the businesses acquired (i.e., TALX in 2007 and Austin Tetra in 2006).  The customer relationships acquired in the TALX acquisition were based on existing customer relationships of both The Work Number business, which have an expected useful life of 24 years, and Tax and Talent Management business, which have an expected useful life of 11 years. The weighted average useful life of the TALX customer relationships is 20.8 years.

The TALX customer relationship intangible assets represent the value expected to be derived from the sale of information and services to existing TALX customers as of the acquisition date as well as the future cash flows related to the new records expected to be added to The Work Number database from existing employer clients.  As described further in the response to question number one above, existing employer clients contribute their employment data to The Work Number database generally free of charge.  Historically, there have been very low attrition rates of employer clients due to the cost-effectiveness of The Work Number services impact on an employer clients’ obligation to fulfill income and employment verification for their employees. In order to determine the fair value of the customer relationships, we calculated the net present value of the future cash flows expected to be derived from customers using an income approach, incorporating assumptions about customer attrition rates.  Our customer attrition rate assumptions were based on historical customer attrition rates, which we believe to be representative of future customer attrition rates and market conditions.  The customer relationship useful lives are consistent with the period over which we expect our existing TALX customers to purchase these services or provide employee records and therefore contribute directly to our future cash flows.  The expected lives of the customer relationships related to the TALX acquisition are longer than those determined for our Austin-Tetra acquisition due in part to the unique nature of The Work Number services and the strong market position of TALX as the largest national provider of income and employment data verification services.  Austin-Tetra, by contrast, was our $35 million, 2006 acquisition which provides complementary commercial data services and which competes in a market with several larger competitors including Dun & Bradstreet.

The proprietary database for The Work Number represents the value of the records that existed in The Work Number database as of the TALX acquisition date.  We determined the fair value of the existing records by calculating the net present value of future cash flows expected to be derived from the sale of these records.  The proprietary database useful life of six years is consistent with the historical purchasing patterns of TALX customers.

Additionally, Equifax Inc. (the “Company”) acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (404) 885-8440 if you have any additional questions regarding our responses to your inquiries as discussed above.

Sincerely,

/s/ Nuala M. King
Nuala M. King
Senior Vice President and
Corporate Controller

cc:         Richard F. Smith, Chairman and Chief Executive Officer

                        Lee Adrean, Corporate Vice President and Chief Financial Officer

                        Kent E. Mast, Corporate Vice President and Chief Legal Officer